April 22, 2005

Spherix Incorporated

12051 Indian Creek Court

Beltsville, MD 20906

Attn: Rufus Decker, Branch Chief

Securities and Exchange Commission

Washington, DC 20549-0510

RE:        Form 10-K for the Fiscal Year Ended December 31, 2004, File No. 0-5576

To Whom It May Concern:

In response to the SEC’s letter dated April 12, 2005, the Company is pleased to provide the following responses to the Commission’s request for additional information regarding our Form 10-K filing for the fiscal year ended December 31, 2004.  Attached hereto are the Staff’s inquiries and the Company’s responses which have been numbered to correspond to the paragraph numbers contained in the April 12, 2005 letter.

The Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate the opportunity to discuss any remaining issues with the Staff before it makes any additional written comments.  You may contact me (301) 419-3900.

Sincerely,

/s/ Richard C. Levin
Richard C. Levin
CEO, President and CFO

Comment Applicable to your Overall Filing

1.                          SEC Comment

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Spherix

Our proposed revisions will be set forth under the caption “Revised Disclosure on Future Filings.”  New language proposed to address the Staff’s comments will be underlined to highlight the relevant language.  Any related explanations or comments will be set forth under the caption “Spherix.”

Environment, page 9

2.                          SEC Comment

Please revise your disclosure to clarify whether you believe environmental matters will have a material effect on cash flows.

Revised Disclosure on Future Filings

“Compliance with current federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and in the opinion of management, will not have, a material effect on the Company’s financial position, net income, capital expenditures, cash flows or competitive position.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

3.                          SEC Comment

Revise your disclosure to clarify what you mean by “high-end” royalties.

Revised Disclosure on Future Filings

“BioSpherix engages in product development, notably tagatose.  The exclusive rights to manufacture tagatose have been licensed to a foreign entity along with the exclusive rights to sell tagatose for food and beverage uses.  Tagatose was first introduced in commercial products in 2003.  Beginning July 2003, the Company has earned approximately $4,000 and $3,000 in royalty revenue for the years 2004 and 2003, respectively, which have been credited against Arla’s patent maintenance costs.  The royalties rates payable under the licensing agreement with Arla vary based on a complex matrix that is dependent on such factors as quantity, price and intended use.  The royalty rates under the original agreement with Arla contained rates payable during the patent term (referred to hereafter as “high-end royalties”) and lower rates payable after the patent term that continue for another five years after the last to expire patents.  The precise royalty rates have not been disclosed as they are proprietary and confidential.  As part of the November 2003 settlement of the arbitration proceeding with its licensee, the parties agreed to extend the date through which the Company shall be entitled to the high-end royalties for tagatose sales until at least March 25, 2011, and until August 25, 2016, subject to certain conditions.  Future royalties will depend on increased sales of this product by the licensee, which are outside of the control of the Company.  In 2004, one pharmaceutical company purchased Naturlose for potential use in a pharmaceutical product.  Although the pharmaceutical company has since purchased additional amounts of Naturlose, the outcome of the development program is yet to be determined.  Development of sales for non-food uses of tagatose (“Naturlose”) retained by the Company, may be further limited by the lack of adequate and continuing supply from Arla.”

4.                          SEC Comment

Please revise your disclosure to provide additional information regarding the anticipated impact, referred to on page 5, of the more competitive price structure used to win the re-procurement of your contract with the state of Maryland.

Revised Disclosure on Future Filings

“In 2004, the Company won the re-procurement of the Maryland information center contracts, which the Company has operated since 1998.  The new contracts are for three years plus two additional option years.  The combined Maryland contracts contributed 22% to the Company’s revenues in 2004.  Future revenues will reflect the more competitive price structure used to win the recompete.  While Spherix was not the lowest bidder, the Company’s higher technical scoring gave the Company an overall higher score than the competition.  Management is uncertain as to the financial impact the price reduction will have as the Company hopes that the lower rates will encourage the state to outsource more of its call center needs to Spherix under its umbrella contract with the state.  The previous contract initially operated at a loss during its first year and had matured to respectable contribution margin by the time the contract ended in late 2004.  This increase was gained through the continued outsourcing of more of the state’s call center needs to Spherix under the contract.  The new contract was bid at a 20% lower contribution rate, but the company hopes to also increase this rate over the next five years through continued expansion of service to the state and through cost reductions and other efficiency gains.

5.                          SEC Comment

Please tell us more regarding the nature of the $250,000 credit related to legal fees incurred in 2003 to help us understand why you believe it is appropriately recognized in 2004.

Spherix

On September 22, 2004, the Company agreed to settle an outstanding accounts payable balance from 2003 by agreeing to pay $133,000 of the $385,888 balance that was due as indicated by the September 22, 2004 letter below.

Dear Richard,

I understand from Joan that you have made a offer to settle your outstanding receivable with the firm of $385,888.09 ($352,751.61 in fees, and $33,136.48 in costs) by paying us a total of $133,000.

We have reviewed your payment history over the course of the engagement, and because we value the firm’s relationship with Spherix, we accept your offer of $133,000, provided that we are paid by September 30, 2004.  I have asked Joan to forward to you our banking information so that you can pay by wire transfer.

Liquidity and Capital Resources, page 17

6.                          SEC Comments

Please revise your table of contractual cash obligations to include estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Spherix

The Company’s line of credit balance varies significantly over the course of the year, and from year to year and is greatly effected by future events such as the winning or losing of contracts.  Future interest obligations therefore cannot be reasonably estimated.  However, we believe that the Commission’s stated goal of transparency is being achieved through our disclosure in the financial statements of the terms of the line of credit along with the inclusion of relevant information such as the outstanding balance, the availability on the line and the interest rate on the line as of the balance sheet date.  To ensure transparency, the Company will revise our obligations disclosure as follows.

Revised Disclosure on Future Filings

“The following table summarizes the Company’s known contractual obligations at December 31, 2004, and indicates the year payments are due.  In some cases estimates have been used where the exact amount and/or timing of the obligation is not presently known.  The table does not include ordinary accounts payable and payroll type obligations and does not include estimates for future interest obligation payments under the Company’s bank line of credit noted above in the Liquidity and Capital Resources sections.

Financial Statements

7.                          SEC Comment

Please revise your Exchange Act filings to disclose the terms of the Gantt termination agreement, discussed in your Form 8-K filed August 31, 2004.  Please also revise to discuss your accounting for the agreement.

Revised Disclosure on Future Filings

“Related Party Transactions”

“On August 31, 2004, Thomas W. Gantt resigned as CEO and President of the Registrant and as a member of the Board of Directors of the Registrant.  On August 31, 2004, Mr. Gantt and the Registrant executed a Termination Agreement & Mutual Releases (the “Termination Agreement”).  The Termination Agreement provides that Mr. Gantt shall be placed on an inactive status through February 28, 2005.  During this period:  (i) Mr. Gantt will assist with special projects which may be agreed upon by the Registrant and Mr. Gantt; (ii) he will be entitled to his full salary and benefits; and (iii) vested stock options shall remain exercisable.  At December 31, 2004, the Company’s remaining obligation under this agreement was $39,000 for Mr. Gantt’s salary through February 28, 2005, which will be expensed as incurred.  Mr. Gantt releases and discharges the Registrant from all claims arising from his employment by the Registrant and the Registrant releases and discharges Mr. Gantt from all claims based upon the facts presently known to the Chairman of the Board of the Registrant.  Mr. Gantt further agrees not to compete with certain aspects of the Registrant’s information services business through December 31, 2006.”

Statements of Operations, page 21

8.                          SEC Comment

Please explain the changes in reported operating expense line items from the amounts previously reported.  Please also tell us why you believe the changes have been properly reflected.

Spherix

The change in reported operating expense noted above relates to a change in the allocation of rent expense.  The prior year statements were reclassified for comparison purposes.  Management does not consider this change to be significant.

Note 1 - Summary of Significant Accounting Policies, page 25

9.                          SEC Comment

Please disclose the types of expenses that you include in the direct contract and operating costs line item and the types of expenses that you include in the selling, general and administrative expenses line item.

Revised Disclosure on Future Filings

“Direct Contract and Operating Costs”

“The Company’s direct contract and operating costs consists primarily of labor and fringe costs for contact center personnel, telephone related costs, depreciation on computer hardware and software and related facilities costs.”

“Selling, General and Administrative Expense”

“The Company’s selling, general and administrative expenses consist primarily of executive management salaries and fringes, sales and marketing costs, finance and accounting, human resources, as well as costs related to being a public company.”

Property and Equipment and Depreciation, page 25

10.                   SEC Comment:

Please disclose the nature of your internal-use software and the type of expenses capitalized during the latest three fiscal years and subsequent interim period.

Revised Disclosure on Future Filings

“Computer hardware and software includes the cost of internally developed software programs, which have long-term benefits.  The Company has developed and continues to develop a large variety of software applications that are used in the performance of its multiple contact center and park reservation contracts.  These applications are designed to aid our telephone operators in providing information to the public as well as collecting caller information.  The Company has also developed software applications that we use to processes park reservation transactions.  The Company capitalizes the labor and fringe costs incurred by our software programmers in the development of these applications as well as the costs incurred in creating functionality enhancements.”

Accounting for Stock-Based Compensation, page 26

11.                   SEC Comment

Please disclose the circumstances that resulted in the 2003 pro forma stock-based compensation benefit.

Revised Disclosure on Future Filings

“The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based compensation.  Accordingly, because the exercise price of options granted has typically been at market price, no compensation cost has been recognized, with the exception of approximately $31,050 of compensation expense realized in both 2004 and 2003 as a result of issuing certain option grants at below market in 2002.  In 2003, the Company realized a net benefit from stock-based employee compensation as a result of options that were forfeited upon the termination of the employment of the Company’s former President and COO.  The Company elected the “disclosure only” presentation of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation in 1996 and, consequently, makes no charge against income in the financial statements with respect to options granted with exercise prices at or above fair market value.”

Note 8— Stockholders’ Equity Private Placements, page 29

12.                   SEC Comment

Please disclose how you accounted for the extension of the expiration dates of the warrants held by an institutional investor.

Spherix

The Company does not have any additional information to disclose, as an extension of the expiration date of warrants has no financial effect.

Note 10— Commitments and Contingencies Leases, page 31

13.                   SEC Comment

Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases.  You say, “These future minimum rentals do not include consumer price index adjustments to which some of the leases are subject.”  Please tell us why not.  Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.  Please quantify for us the differences, if any, between your accounting and that required by SFAS 13 and FTB 88-1.  Please show us the significance of any difference to your pre-tax income for each of the last three years.  Please also show in your analysis for each period the significance to that period’s pre-tax income of recording a cumulative catch-up adjustment in that period.  Please tell us how you considered the materiality of the cumulative catch-up adjustment in each period in reaching any materiality conclusions.  Please also tell us whether and when you plan on recording any necessary catch-up adjustments, if you determine that the impact on prior periods was not material.  Refer to SAB Topics 1:M and 5:F.  Please also see the February 7, 2005 letter from Donald Nicolaisen, Chief Accountant of the SEC. to Robert Kueppers Chairman of the Center for Public Company Audit Firms, for additional background information regarding other lease accounting issues. This letter is available on our website.

Spherix

A review of the Company’s leases indicates that none of our leases covered by the period of the report contain CPI increase contingencies and therefore this disclosure can be removed.  Some of the Company’s building leases do contain step rent provisions and capital improvement funding, which the Company recognizes on a straight-line basis.  The Company’s treatment of these types of leases will be disclosed in the future as indicated below.

Revised Disclosure on Future Filings

“Some of the Company’s building leases contain step rent provisions and capital improvement funding.  The rental expense on these leases is recognized on a straight-line bases over the life of the respective leases.  The Company incurred rental expenses of $860,000 in 2004, $659,000 in 2003, and $645,000 in 2002, under operating leases.”

14.                   SEC Comment

Please include the disclosures required by paragraphs 16.a.iv., 16.c. and 16.d. of SFAS 13 regarding your capital and operating leases.

Spherix

The Company does not have any contingent leases or subleases.  All of the company’s operating leases relate to our building leases, and none of these contain renewal or purchase options.  All of our current equipment leases are classified as capital leases.  A few of our equipment leases do contain various renewal or purchases options but management considers disclosure of these items to be immaterial to the financial statements as the Company’s total obligation under all of the capital leases is only $73,000.  None of our leases contain restrictions as to dividends, additional debt, or further leasing.  For the sections of 16(a)(iv), 16(c), and 16(d) that do apply to the Company’s leases, we believe that the revised disclosure, as presented in our response to Comment 13 above, fulfills the requirements of these sections.

Deferred Revenue, page 33

15.                   SEC Comment

Please tell us how the timing of your revenue recognition related to the up-front, non-refundable payments from Arla is consistent with Question 1 in SAB Topic 13:A(3)(f).  In this regard, please provide us with additional information regarding the discrete earnings events supporting your timing and allocation.  Please also disclose the duration of the licensing agreement.

Spherix

The Company has no future performance obligation under our license agreement with Arla Foods.  SAB Topic 13:A(3)(f) Question 1 and EITB 00-21, which pertains to accounting for revenue arrangements that involved multiple deliverables, are therefore not applicable in this case.  SAB Topic 13:A(3)(d) however, does touch on the topic of revenue recognition for licenses with no future obligations and SFAS 50, while specifically written to address the financial reporting issues for the record and music industry, does provide us with general guidance as to the revenue treatment of licensing and advanced royalties for transactions where future performance obligations are not present.

SFAF 50 (8)  “A minimum guarantee may be paid in advance by a licensee.  The licensor shall report such a minimum guarantee as a liability initially and recognize the guarantee as revenue as the license fee is earned under the agreement.”

SFAS 50 (7) “If the licensor has signed a noncancelable contract, has agreed to a fixed fee, has delivered the rights to the licensee who is free to exercise them and has no remaining significant obligations…, the earnings process is complete and the licensing fee shall be reported as revenue if collectibility of the full fee is reasonably assured.”

According to the settlement with Arla on November 13, 2003, Arla agreed to “give up its rights according to clause 4.5.2 of the Agreement to deduct the pre-paid royalties (USD 1 million) in future royalties payable to Spherix.”  At this point, the $1 million that Arla had paid to Spherix changed from being an advance on future royalties (minimum guarantee under SFAS 50(8)), to a license fee with no future performance obligations (SFAS 50(7)).

Item 9A. Controls and Procedures, page 36

16.                   SEC Comment

Please note that Item 308(c) of Regulation S-K requires disclosure of any change in internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, internal controls over financial reporting during the latest quarter rather than subsequent to the evaluation date.  Please revise your disclosure accordingly.

Spherix

Revised Disclosure on Future Filings

“Periodic Evaluation and Conclusion.  The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer/Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Exchange Act Rule 13a-14.  Based upon that evaluation, the Chief Executive Officer/Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective.  There were no changes in internal controls during the latest quarter over financial reporting that materially affected, or is reasonably likely to materially affect, internal controls over financial reporting.”

Exhibit 31

17.                   SEC Comment

Please confirm that the inclusion of the CEO and CFO title was not intended to limit the capacity in which Mr. Levin provided the certification.  Please remove the reference to the CEO and CFO titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Spherix

The inclusion of Mr. Levin’s title was not intended to limit the capacity in which he provided the certification and will be removed in future filings.